Mail Stop 3561

August 28, 2006

By Facsimile and U.S. Mail

Mr. Wayne P. Garten
President and Chief Executive Officer
Hanover Direct, Inc.
1500 Harbor Boulevard
Weehawken, New Jersey   07086

>   **Re: Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>
>   **Form 10-Q for the Fiscal Quarter Ended July 1, 2006**
>   **Filed August 14, 2006**
>
>   **File No. 1-8056**

Dear Mr. Garten:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

2.   Please disclose in future filings in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

3.   We note that you have retail store locations, but we are unable to locate where you disclose how many stores are open as of any period end. Please expand your disclosure to indicate where the retail stores are located, the number of retail stores operated, stores closed, expanded or remodeled for all periods presented, along with the nature of these operations and your plans for expanding the number of retail stores you operate in future periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2005 Compared to 2004

Cost of Sales and Operating Expenses, page 23

4.   You disclose the business reasons for significant changes in line items from the previous year, but do not quantify how much each reason contributed to the over change. For example, cost of sales and operating expenses increased by $36.1 million, but do not include any dollar amounts for the business reasons you provide. The same is true for the $11.1 million increase in selling expenses and the change in other expense categories you discuss this section as well as those presented in your most recent quarterly report. Please revise your disclosure to include the dollar amount of overall change of each expense line item for each year over year comparison presented. You appear to rely too much on presenting how expenses performed as a percentage of sales instead of more clearly explain the reason for the change and how much each reason contributed to the overall change. We believe presenting this additional information will be a significant improvement over your current disclosure since it will help investors develop a better perspective on the information you currently present and assist them in understanding the material changes that occurred in your operations during the current fiscal year when compared to the prior year. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

Off-Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations, page 33

5.   Please revise your table to include a separate line item for the estimated or scheduled interest on your outstanding debt obligations $31.1 million that you expect to incur for all periods presented. Refer to Item 303(a)(5)(ii)(A) of Regulation S-K.

6.   Please revise your contractual obligations to include commitments under executive employment agreements.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Background of Business and Summary of Significant Accounting Policies, page 40

General

Basis of Presentation, page 40

7.   Please disclose your reportable segments and the other information required under SFAS 131. We note your disclosure in Item 1. Business that you have the following operations: (1) direct marketing through your catalogs and websites over the internet; (2) manufacturing of pillows and comforters; (3) retail store locations that sell home products; and (4) provide third party, end to end, fulfillment, logistics, telemarketing and information technology services to third party businesses. Please supplement your response by providing us with a representative sample of current internal reports that management uses to assess the performance of your business such as internal financial statements, budgets, and other items like flash reports. In this regard, please explain to us in detail your operating segments and provide us with three years of sales information for each operating segment you have identified, along with three years of profit (loss) and margin history, and asset information for each operating segment you have identified. Please explain why you believe you have satisfied the aggregation criteria in paragraphs 17-19 of SFAS 131. Also refer to EITF 04-10. We may have further comment.

8.   Please revise to include a brief description of the principles followed in determining the inclusion or exclusion of subsidiaries and variable interest entities. Refer to Rule 3A-03 of Regulation S-X.

9.   We note from your disclosure in Note 4 that subsequent to the sale of Gump's Holdings, LLC you continue as a guarantor of one of the leases for the San Francisco building where the retail store is located. We also note that under the terms of another agreement you provide certain fulfillment services to the acquirer of Gump's Holdings, LLC. Please tell us the significant terms of the lease agreement you have with the lessors and whether you have guaranteed the residual values of the leased assets or have an option to reacquire the leased assets at specified terms. Tell us also the significant terms of the fulfillment arrangement that you have with the lessors. Please provide us your analysis

of your guarantee of the lease agreement for the San Francisco building as to whether it represents a variable interest under the provisions of FIN 46(R).

10.   We note that you acquire products from numerous domestic and foreign vendors for resale in your catalogs. Please tell us if you receive allowances and credits from vendors in connection with the purchase or promotion of the vendor's products such as slotting fees, payments under buy-down agreements, co-operative advertising fees, and other consideration. If so, please tell us and disclose the following for each type of allowance or credit: (1) the nature and amount of the allowance or credit; (2) the timing of your receipt and recording of the credit or allowance; (3) the statement of operations line item which each of these types as of payments or credits is included; and (4) include among your critical accounting policies in management's discussion and analysis the estimates that you use, if any, to determine the amount of allowances or credits earned to record each reporting period. If you recognize an allowance or credit upon receipt from the vendor, please explain your basis. For any amounts netted against expense line items other than cost of sales, please also disclose the amounts netted against each expense line item for each period presented. Refer to EITF 02-16.

11.   Please disclose the amount of advertising costs incurred for all periods presented. Refer to paragraph .49 of SOP 93-7.

General and Administrative Expenses, page 42

12.   Explain to us why payroll and benefit expenses for your catalog operating business would be classified in general and administrative expenses instead of cost of sales and operating expenses.

Revenue Recognition, page 43

General

13.   We note that you receive from the credit card issuer certain upfront marketing and sales transaction or usage fees in connection with your co-branded credit card agreement. Please tell us and disclose how you account for the fees collected under this revenue arrangement and your basis in GAAP. Refer to EITF 00-21 and SAB Topic 13A for guidance.

Direct Commerce

14.   Please clarify your "use of estimates for the time period between shipment of merchandise by the Company and the receipt of merchandise by the customer." We note that you include this policy amongst your critical accounting policies. Tell us what basis you use to estimate time and the difference between your estimate and the actual time that a customer receives a delivery. Explain why you believe it is appropriate to use an

estimate for delivery dates to recognize revenue. Tell us why you do not utilize actual delivery data maintained by the shipper or common carrier. How does your estimate affect your ability to achieve an accurate cut-off on sales each reporting period? Please tell us how this issue relates to the revenue recognition issue identified in Note 2 as item (ii). Explain to us the changes made to your revenue recognition accounting policy to correct the issues identified in connection with your prior restatement of financial statements.

Note 7. Debt, page 48

15.   You disclose that the financial and non-financial covenants of the Chelsey and Wachovia debt facilities are very similar. We also note that certain financial covenants were "reset" when you amended both agreements in March 2006. Please disclose the significant covenants you are required to maintain for both agreements. Please tell us and revise your disclosure to indicate if you have been and continue to be in compliance with these covenants on both of these credit facilities as of December 31, 2005, and the repercussions of not meeting them. Please also tell us and disclose you're the existence of any cross-default provisions. If there are none, please state that in your disclosure. Refer to Rule 4-08(c) of Regulation S-X.

Item 9A. Controls and Procedures, page 66

Disclosure Controls and Procedures

16.   You appear to "qualify" your conclusion with the last sentence in your disclosure where you use the phrase "subject to the foregoing." Based on your current disclosure, it is not clear to us if the evaluation performed is the basis for the conclusion provided. Please confirm to us and revise your disclosure to state that your officers' conclusions regarding the effectiveness of your disclosure controls and procedures is based on the evaluation performed by you as of the date of the period being evaluated. Refer to Item 307 of Regulation S-K.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief